EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2023, and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 10, 2023 and discloses specified information up to that date. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 10, 2023, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2023, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property.

The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Operational Highlights

HIGHLIGHTS (Expressed in US$)	First Quarter 2023	First Quarter 2022	Change	First Quarter 2023	Fourth Quarter 2022	Change[1]
Operating
Tonnes Milled	159,757	111,138	44%	159,757	150,292	6%
Silver Ounces Produced	234,338	164,358	43%	234,338	309,856	-24%
Gold Ounces Produced	2,286	801	185%	2,286	2,426	-6%
Copper Pounds Produced	1,397,637	1,217,349	15%	1,397,637	1,540,851	-9%
Silver Equivalent Ounces[1] Produced	678,247	457,798	48%	678,247	770,127	-12%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	506,727	459,109	10%	506,727	756,636	-33%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.22	$11.21	27%	$14.22	$11.76	21%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$20.17	$19.90	10%	$20.17	$18.63	8%

1. In Q1 2023, AgEq was calculated using metals prices of $22.56 oz Ag, $1,888 oz Au and $4.05 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce,. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2023	First Quarter 2022	Change	First Quarter 2023	Fourth Quarter 2022	Change
Financial Operating Performance
Revenues	$9,825	$11,050	-11%	$9,825	$14,649	-33%
Mine operating income (loss)	$1,851	$4,744	-61%	$1,851	$4,356	-58%
Net income (loss)	$(352)	$646	-154%	$(352)	$1,296	-127%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$286	$2,777	-90%	$286	$3,207	-91%
Adjusted earnings[1]	$1,054	$3,350	-69%	$1,054	$4,026	-74%
Cash flow from operations	$448	$3,450	-87%	$448	$3,320	-87%
Per Share Amounts
Earnings (loss) per share	$(0.00)	$0.01	-100%	$(0.00)	$0.01	-100%
Adjusted earnings[1] per share	$0.01	$0.03	-67%	$0.01	$0.03	-67%
HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2023	March 31, 2022	Change	March 31, 2023	December 31, 2022	Change
Liquidity & Working Capital
Cash	$2,697	$11,686	-75%	$2,697	$11,245	-76%
Working capital	$5,109	$14,528	-58%	$5,109	$8,821	-42%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

1st Quarter 2023 Highlights

Another Quarter of Steady Production at Avino

•

Silver equivalent production of 678,247 ounces is another consistent quarter and represents a 48% increase from Q1 2022. Production decreased when compared to Q3 and Q4 2022, primarily due to ore mining in a lower grade zone of the Avino Mine

Updated Mineral Resource Estimate (“MRE”) including Integration of La Preciosa MRE and Inaugural MREs on the Guadalupe and La Potosina deposits

•

Together, Avino’s consolidated mineral resources total 368 million silver equivalent ounces. This recent update added a significant boost to the mineral resources at the Avino Property. The measured and indicated silver equivalent ounces increased by 38% to 161 million, silver ounces increased 35% to 70 million, copper tonnes increased 18% to 136.7 thousand, and gold increased 23% to 596,000 ounces.

Metallurgical Testing Completed at the Oxide Tailings Project

•

On April 5, 2023, Avino announced metallurgical results from the testwork program that was completed and will form the basis of the metallurgical analysis in a Pre-Feasibility Study (“PFS) on the project. This Project has been in our portfolio for many years and factors prominently into our five-year growth plan to become an intermediate silver producer in Mexico. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project through the extensive testwork completed. In the recent update, The Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

Dry-Stack Tailings Facility Completed and Operational:

•

The dry-stack tailings facility is now complete and fully operational. During the quarter, the conveyor system was installed and is currently transporting the pressed dry tailings to the Avino open pit area. The dry-stack facility was a top environmental, social and governance (“ESG”) priority and demonstrates a commitment to safety for the community and the environment. In addition, dry-stack tailings require a smaller footprint. A selection of short videos of the facility in operation can be viewed on our website under Videos and Media.

Announced ET Area Drilling Results:

•

On January 5, 2023, Avino announced drill results from 4 drill holes at the Avino Elena Tolosa (“ET”) area below the current deepest workings at the mine. These drill results show the Avino Vein to extend a further 315 metres downdip. This exploration program was designed to test the continuity of the steeply dipping mineralization and to understand the genesis of the mineralization. As a result, the Avino Vein is now known to extend 800 metres deep downdip. Additionally, it appears that the Avino Vein is getting richer in copper as we go deeper with a grade of 1.63% copper over 16.66 metres in Hole ET 22. Geological modelling is ongoing to determine the potential geometry and controls of the mineralization. The 2023 drill program is underway with 8,000 metres planned.

La Preciosa Update:

•

The Company is conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company’s 5-year growth strategy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Financial Results – Three months ended March 31, 2023, compared to three months ended March 31, 2022

	Three months ended March 31,
	2023	2022
Revenue from mining operations	$9,825	$11,050
Cost of sales	7,974	6,306
Mine operating income	1,851	4,744

Operating expenses:
General and administrative expenses	1,184	1,116
Share-based payments	339	200
Income before other items	328	3,428

Other items:
Interest and other income (loss)	209	(7)
Loss on long-term investments	(319)	(686)
Fair value adjustment on warrant liability	(293)	233
Unrealized foreign exchange loss	(136)	(605)
Project evaluation expenses	-	(81)
Finance cost	(74)	(13)
Accretion of reclamation provision	(11)	(10)
Interest expense	(45)	(21)
Income (loss) before income taxes	(341)	2,238

Income taxes:
Current income tax expense	(25)	(140)
Deferred income tax expense	14	(1,452)
Income tax expense	(11)	(1,592)
Net income (loss)	(352)	646

Other comprehensive income (loss):
Currency translation differences	(263)	357
Total comprehensive income (loss)	$(615)	$1,003
Income (loss) per share
Basic	$(0.00)	$0.01
Diluted	$(0.00)	$0.01
Weighted average number of common shares outstanding
Basic	118,572,700	103,819,481
Diluted	122,602,929	107,234,957

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $9.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $11.1 million for Q1 2022, a decrease of $1.3 million.

The decrease in revenues is a direct result of 11% lower realized copper prices in the quarter compared to Q1 2022, as well as a negative adjustment for provisionally priced revenues of $0.2 million compared to a positive adjustment of $1.3 million in Q1 2022.

Metal prices for revenues recognized during the period were $23.29 per ounce of silver, $1,878 per ounce of gold, and $8,992 per tonne of copper, with comparable prices for Q1 2022, were $23.96 per ounce of silver, $1,866 per ounce of gold, and $10,047 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales was $8.0 million, compared to $6.3 million in Q1 2022, an increase of $1.7 million. The increase in cost of sales is partially attributable to 44% higher processed & milled tonnes in Q1 2023 compared to Q1 2022, which resulted in higher overall overhead costs despite similar ounces sold in the two comparable quarters. The increase is also attributable to a stronger Mexican peso during the quarter, and additional scheduled and budgeted maintenance during the period on the haulage ramp, as well as in the mill complex.

Mine operating income, after depreciation and depletion, was $1.9 million, compared to $4.7 million in Q1 2022. The decrease in mine operating income of the increased cost of sales noted above, with lower revenues than the comparative quarter, primarily due to timing of concentrate shipments and provisional pricing adjustments mentioned in Revenues above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.2 million, compared to $1.1 million in Q1 2022, with the small increases coming from the increased corporate activity surrounding ramp up procedures and the acquisition of La Preciosa.

Share-based payments was $0.3 million, compared to $0.2 million in Q1 2022, an increase of $0.1 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price from period to period.

Other Items

Other Items totaled a loss of $0.7 million for the period, a positive movement of $0.5 million compared to a loss of $1.2 million related to Other Items in Q1 2022.

Unrealized loss on long-term investment was $0.3 million, a positive movement of $0.4 million compared to a loss of $0.7 million in Q1 2022. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources from period to period, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Fair value adjustment on warrant liability was a loss of $0.3 million, a negative movement of $0.5 million compared to a gain of $0.2 million in Q1 2022. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Foreign exchange loss for the period was $0.1 million, a positive movement of $0.5 million compared to a loss of $0.6 million in Q1 2022. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the quarter, the Canadian dollar and the US dollar depreciated in relation to the Mexican peso, resulting in a foreign exchange gain. During the three months ended March 31, 2022, the US dollar appreciated slightly in relation to the Canadian dollar but depreciated in relation to the Mexican peso, resulting in a foreign exchange loss.

The remaining Other Items had no impact on net income, a positive change of $0.1 million compared to a loss impact of $0.1 million for Q1 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Current and Deferred Income Taxes

Current income tax expense decreased to Nil in Q1 2023, compared to $0.1 million in Q1 2022. The Company was able to use existing tax losses to offset income in the current period, as well as Q1 2022, and as such had minimal current income tax expense.

Deferred income tax recovery was Nil, a change of $1.5 million compared to expense of $1.5 million in Q1 2022. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net loss was $0.4 million for the period, or $0.00 per share, compared to net income of $0.6 million, or $0.01 per share during Q1 2022. The changes are a result of the items noted above, which are primarily decreases in revenues and mine operating income, increases in share-based payments between the two comparable quarters. Net income/loss was further impacted by movements in unrealized foreign exchange, fair value adjustments on the warrant liability, and an increased unrealized loss on investments as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $0.3 million, a decrease of $2.5 million when compared to $2.8 million for Q1 2022. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $1.1 million, a decrease of $2.3 million when compared to adjusted earnings of $3.4 million in the corresponding quarter in 2022. Changes to adjusted losses are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce, excluding stand-by costs, was $14.22, compared to $11.21 for Q1 2022. The increase in cost per ounce is a result of higher milled tonnes, resulting in higher overhead, with similar ounces sold in Q1 2023 when compared to Q1 2022, primarily due to the timing of concentrate shipments. The increase is also attributable to a stronger Mexican peso during the quarter increase, as well as additional scheduled and budgeted maintenance during the period on the haulage ramp, and at the mill complex.

All-in sustaining cash costs per silver equivalent payable ounce was $20.17, compared to $19.90 for Q1 2022, representing a minimal increase of 1%.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Avino Mine Production Highlights

	Q1 2023	Q1 2022	Change %	Q1 2023	Q4 2022	Change %
Total Mill Feed (dry tonnes)	159,757	111,138	44%	159,757	150,292	6%
Feed Grade Silver (g/t)	51	50	2%	51	70	-27%
Feed Grade Gold (g/t)	0.58	0.29	100%	0.58	0.62	-6%
Feed Grade Copper (%)	0.47	0.56	-16%	0.47	0.53	-12%
Recovery Silver (%)	89%	92%	-3%	89%	92%	-3%
Recovery Gold (%)	77%	77%	-%	77%	81%	-5%
Recovery Copper (%)	84%	89%	-5%	84%	88%	-4%
Total Silver Produced (oz)	234,338	164,358	43%	234,338	309,856	-24%
Total Gold Produced (oz)	2,286	801	185%	2,286	2,426	-6%
Total Copper Produced (lbs)	1,397,637	1,217,349	15%	1,397,637	1,540,851	-9%
Total Silver Equivalent Produced (oz)*	678,247	457,798	48%	678,247	770,127	-12%

*In Q1 2023, AgEq was calculated using metals prices of $22.56 oz Ag, $1,888 oz Au and $4.05 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu Calculated figures may not add up due to rounding.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Exploration

The Company has budgeted 8,000 metres of drilling in 2023, with a focus on at depth below the current Elena Tolosa production area. To date, the Company has completed approximately 4,200 metres of drilling in 2023. Further results on the area below the current production area at Elena Tolosa will be released in the coming weeks.

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a) Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i) Avino Mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii) Gomez Palacio/Ana Maria property

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

(b) La Preciosa, Mexico

On March 21, 2022, the Company received approval for the closing of the acquisition of the La Preciosa property from Coeur Mining Inc. (“Coeur”).

La Preciosa consists of 15 exploration concessions totaling 6,011 hectares located in Durango, Mexico, within the municipalities of Panuco de Coronado and Canatlan. The property is located within 20 kilometres of the Company’s current Avino mining operations.

(c) British Columbia & Yukon, Canada

Eagle Property - Yukon

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the three months ended March 31, 2023, the Company sold to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250. The claims were transferred on March 28, 2023, and subsequent to March 31, 2023, cash proceeds were received.

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company has granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

As of March 31, 2023, Endurance was in compliance with all terms of the Option agreement. See Note 8 of the financial statements for further details.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Mineral Resource Update

During Q1 2023, the Company announced an updated mineral resource estimate (“MRE”) on the Avino Property, inclusive of the La Preciosa Property. The results of the MRE are summarized in the following table:

Avino Silver & Gold Mines – Consolidated Mineral Resources Summary1-2
Measured & Indicated Mineral Resources			Average Grade					Metal Contents
Resource Category	Deposit	Cut off (AgEq g/t)	Metric Tonnes (000s)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEq (M oz)	Ag (M oz)	Au (k oz)	Cu (M lb)
Measured	Avino – All Deposits	50 to 130	8,023	145	73	0.54	0.33	37.42	18.89	138.42	58.91
Total Measured	All Deposits	50 to 130	8,023	145				37.42	18.89	138.42	58.91
Indicated	Avino – All Deposits	50 to 130	26,638	144	60	0.54	0.41	123.34	51.06	459.23	242.48
Indicated	La Preciosa – All Deposits	120	17,441	202	176	0.34	-	113.14	98.59	189.19	-
Total Indicated	All Deposits	50 to 130	44,079	167				236.48	149.65	648.42	242.48
Total Measured & Indicated	All Deposits	50 to 130	52,103	164				273.90	168.55	785.84	301.40
Inferred Mineral Resources			Average Grade					Metal Contents
Inferred	Avino – All Deposits	See Above	19,313	112	46	0.34	0.37	69.61	28.42	212.64	158.49
Inferred	La Preciosa – All Deposits	120	4,397	170	151	0.25	-	24.10	21.33	35.48	-
Total Inferred	All Deposits		23,710	123				93.71	49.75	248.12	158.49

1.	Figures may not add to totals shown due to rounding. All ounces are troy ounces.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

4.

Based on recent mining costs Mineral Resources are reported at AgEq cut-off grades of 60 g/t, 130 g/t, and 50 g/t for ET, San Gonzalo, and Oxide Tailings, respectively. The cut-off grades for Guadalupe and La Potosina are 100 g/t.

5.	AgEQ or silver equivalent ounces are notional, based on the combined value of metals expressed as silver ounces.
6.	The silver equivalent was back-calculated using the following formulas:

1.	ET, Guadalupe, La Potosina: AgEq (g/t) = Ag (g/t) + (71.43 x Au (g/t) + (113.04 x Cu (%))
2.	San Gonzalo: AgEq (g/t) = Ag (g/t) + (75.39 x Au (g/t))
3.	Oxide Tailings: AgEq (g/t) = Ag (g/t) + (81.53 x Au (g/t))

7.	Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,800/oz, silver price of US$21.00/oz, and copper price of US$3.50/lb.
8.	Metal recovery is based on operational results and column testing.

Avino Property Highlights (Comparisons are to 2020 Mineral Resource Estimate on the Avino Property)

•	161 million measured and indicated silver equivalent ounces, an increase of 38%, made up of:
•	70 million silver ounces, an increase of 35%
•	136.7 thousand copper tonnes, an increase of 18%
•	596 thousand gold ounces, an increase of 23%, contained in:
•	34.7 million measured and indicated metric tonnes, increase of 28% overall, also
•	70 million inferred silver equivalent ounces, an increase of 90%

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Oxide Tailings Highlights (Comparisons are to 2020 Mineral Resource Estimate on the Avino Property)

•	5.7 million tonnes of measured and indicated mineral resources, an increase of 407%
•	17.4 million measured and indicated silver equivalent ounces, an increase of 287%

Oxide Tailings Metallurgical Testwork

On April 5, 2023, the Company announced metallurgical results from the testwork program on its oxide tailings project (“Oxide Tailings” or the “Project”). The Project hosts gold and silver from past producing historic operations in an inactive tailings facility located on the Avino property with a 5.7 million tonnes of measured and indicated resource grading 95 g/t of silver equivalent. Historically, near surface oxidised material was not recovered well by Avino’s conventional flotation mill, which has created this opportunity for re-processing the tailings with a cyanide leaching process.

Highlights from the testwork:

The project consists of three types of tailings that are categorized by grade as well as identified in three stratigraphic layers within the deposit based on the time period when they were processed. They are, Ancient Oxides, Recent Oxides and Sulphides, and each type was sampled and tested separately.  The average grades are shown below.

Table 1: Average Grade of Each Tailings Type

Sample	Description	Au g/t	Ag g/t
Ancient Oxides	Original Duplicate	0.45 0.43	101.0 92.0
Recent Oxides	Original Duplicate	0.48 0.49	37.0 49.0
Sulphides	Original Duplicate	0.24 0.25	21.0 19.0

The project exhibits an excellent response using conventional metallurgical techniques.

Recovery Highlights include:

Ancient Oxides

•	Gold Recovery up to 89.5% and silver recovery of up 90.4% in a conventional bottle roll.

Recent Oxides

•	Gold Recovery up to 85.8% and silver recovery of up 83.4% in a conventional bottle roll.

Sulphides

•	Gold Recovery up to 82.8% and silver recovery of up 76.1% in a conventional bottle roll.

The conventional bottle roll test parameters for the three samples were achieved at a particle size of eighty percent passing 75 microns using 500 to 1000ppm sodium cyanide and a retention time of 60-72 hours. The metallurgical test program was completed by SGS de Mexico (“SGS”), a leading metallurgical testing and consulting firm based in Durango Mexico. The testwork was completed on a composite sample from approximately 437 kg of HQ core from a sonic drill from 127 drill holes drilled into the oxide tailings resource in 2021 and 2022.  Each type of tailings was identified and separated so that a composite for each style of tailings could be created. Both the deposition style and appearance of the tailings within the drill core allowed for relatively straight forward categorization. The sulphides section used 158.9 kg of sample, the ancient oxides used 135.5 kg and the recent oxides 142.7 kg.

The testwork program included chemical analysis, size fraction analysis, agglomeration, bulk leaching extractable gold test, bottle roll test to simulate agitated leaching, column leaching tests to simulate heap leaching, flotation, and cyanide detoxification using sodium hypochlorite.

10 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Table 2: Summary of Recoveries for the Sulphides Sample
Description	Au %	Ag %
Flotation Agitation leaching Heap leaching	45.8 82.7 74.0	46.5 68.9 88.8

Table 3: Summary of Recoveries for the Ancient Oxide Sample
Description	Au %	Ag %
Flotation Agitation leaching Heap leaching	46.3 88.2 75.5	45.5 86.0 76.2

Table 4: Summary of Recoveries for the Recent Oxide Sample
Description	Au %	Ag %
Flotation Agitation leaching Heap leaching	47.6 85.7 76.0	45.5 78.6 63.7

Ongoing Testwork

In addition to these leaching and flotation results, ongoing testing consists of the thickening, filtering, communition optimization, cyanide detoxification, gravity testwork as well as specific gravity and bulk density testwork that will be fed into the PFS for appropriate flowsheet design, sizing and costing.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings:

Expressed in 000’s of US$, unless otherwise noted	Q1 2023	Q1 2022	Q1 2023	Q4 2022
Net income (loss) for the period	$ (352)	$ 646	$ (366)	$ 1,296
Depreciation and depletion	705	489	705	628
Interest income and other	(209)	7	(209)	47
Interest expense	45	21	45	33
Finance cost	74	13	74	85
Accretion of reclamation provision	11	10	11	12
Current income tax expense	26	140	26	502
Deferred income tax expense (recovery)	(14)	1,452	(14)	604
EBITDA	$ 286	$ 2,778	$ 286	$ 3,207
Fair value adjustment on warrant liability	293	(233)	293	297
Share-based payments	339	200	339	406
Write down of equipment	-	-	-	330
Foreign exchange loss (gain)	136	605	136	214
Adjusted earnings (loss)	$ 1,054	$ 3,350	$ 1,054	$ 4,026
Shares outstanding (diluted)	122,602,929	107,234,957	122,602,929	120,097,423
Adjusted earnings (loss) per share	$ 0.01	$ 0.03	$ 0.01	$ 0.03

12 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $164 for the three months ended March 31, 2023 (March 31, 2022 - $576) and all of which is attributable to the Avino Mine

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following table provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Cost of sales	$ 7,974	$ 10,293	$ 7,058	$ 5,468	$ 6,306	$ 4,912	$ 1,043	$ 1,017
Exploration expenses	(95)	(472)	(336)	(305)	(296)	(214)	(308)	(129)
Stand-by costs during strike action	-	-	-	-	-	-	-	(425)
Write down of equipment	-	(330)	-	-	-	-	-	-
Depletion and depreciation	(670)	(592)	(514)	(481)	(459)	(741)	(319)	(463)
Cash production cost	7,209	8,899	6,208	4,682	5,551	3,957	416	-
Payable silver equivalent ounces sold	506,727	756,536	603,360	594,700	495,109	435,885	107,112	-
Cash cost per silver equivalent ounce	$ 14.22	$ 11.76	$ 10.29	$ 7.87	$ 11.21	$ 9.08	$ 3.87	$ -
General and administrative expenses	1,524	2,094	1,553	2,218	1,316	967	1,094	1,475
Treatment & refining charges	709	784	568	700	766	529	127	-
Penalties	898	1,649	1,705	897	1,578	1,200	255	-
Sustaining capital expenditures	164	639	672	1,586	576	774	855	57
Exploration expenses	95	472	336	305	296	214	308	129
Stand-by costs during stoppages	-	-	-	-	-	-	-	425
Share-based payments and G&A depreciation	(374)	(442)	(591)	(899)	(230)	(125)	(312)	(528)
Cash operating cost	$ 10,223	$ 14,095	$ 10,451	$ 9,489	$ 9,853	$ 7,516	$ 2,743	$ 1,558
AISC per silver equivalent ounce	$ 20.17	$ 18.63	$ 17.32	$ 15.95	$ 19.90	$ 17.24	$ 25.60	$ -

Working Capital

	March 31, 2023	December 31, 2022
Current assets	$18,434	$25,585
Current liabilities	(13,325)	(16,764)
Working capital	$5,109	$8,821

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Results of Operations

Summary of Quarterly Results

(000’s)	2023	2022	2022	2022	2022	2021	2021	2021
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$9,825	$14,649	$9,118	$9,370	$11,050	$9,318	$1,881	-
Net income (loss) from all operations for the quarter	(352)	1,296	(1,129)	2,283	646	2,629	(214)	(2,654)
Earnings (loss) per share from all operations - basic	$0.00	$0.01	$(0.01)	$0.02	$0.01	$0.03	$(0.00)	$(0.03)
Earnings (loss) per share from all operations - diluted	$0.00	$0.01	$(0.01)	$0.02	$0.01	$0.04	$(0.00)	$(0.03)
Total Assets	$118,606	$121,196	$118,404	$118,092	$114,507	$86,264	$82,109	$83,024

•

Revenue decreased in Q1 2023 compared to Q4 2022 due to lower concentrate tonnes shipped & sold during the current quarter. This was partially due to the timing of concentrate shipments, with one shipment planned for Q1 2023 being pushed into Q2 2023, which led to 33% lower ounces sold in Q1 2023 when compared to Q4 2022. This was after having seen Q4 2022 increase compared to other previous quarters following the restart of operations during Q3 2021 and the commencement of sales in September 2021.

•	A net loss was generated in Q1 2023 primarily due to lower revenues and ounces sold than Q4 2022. For further details see “Financial Results” section.

•	Total assets increased have increased overall when compared to previous quarters excluding Q4 2022, as result of the acquisition of La Preciosa as well as the increased operating cash flow generation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Cash Flow

(000’s)	March 31, 2023	March 31, 2022
Cash generated by operating activities	$448	$3,450
Cash generated by (used in) financing activities	(166)	(290)
Cash used in investing activities	(8,839)	(16,246)
Change in cash	(8,557)	(13,086)
Effect of exchange rate changes on cash	9	7
Cash, beginning of period	11,686	24,765
Cash, end of period	$2,697	$11,686

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Operating Activities

Cash generated by operating activities for the three months ended March 31, 2023, was $0.4 million compared to $3.5 million used for the three months ended March 31, 2022. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In Q1 2023, cash generated from operating activities decreased by $3.0 million primarily due to lower mine operating income as a result of higher levels of production with limited increase in sales volumes during the quarter.

Financing Activities

Cash used in financing activities was $0.2 million for the three months ended March 31, 2023, compared to $0.3 million for the three months ended March 31, 2022. The decrease is a result of higher lease and equipment loan payments, partially offset by proceeds from shares issued on the ATM. During the three months ended March 31, 2023, the Company received net proceeds from issuance of shares for cash of $0.2 million (March 31, 2022 – Nil). The Company also made finance lease and equipment loan payments totalling $0.4 million (March 31, 2022 - $0.3 million).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2023, was $8.8 million compared to $16.2 million for the three months ended March 31, 2022. Cash used in investing activities included cash capital expenditures and exploration and evaluation expenditures of $3.8 million (March 31, 2022 - $0.9 million) on the acquisition of property and equipment and exploration expenditures, as well as $5.0 million related to the repayment of the promissory note associated with the acquisition of La Preciosa, compared to $15.3 million on the upfront payments in Q1 2022.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

16 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company is using the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired la Preciosa for net cash consideration of $15.4 million. During 2022, the remaining $3.7 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2023 and 2022 is as follows:

	Three months ended March 31,
	2023	2022
Salaries, benefits, and consulting fees	$284	$439
Share‐based payments	321	157
	$605	$596

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

(b)	Amounts due to related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to related parties:

	March 31, 2023	December 31, 2022
Oniva International Services Corp.	$100	$100
Silver Wolf Exploration Ltd.	(77)	(72)
Directors Fees	44	-
	$67	$28

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2023, the Company paid $71 (March 31, 2022 - $126) to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three months ended March 31, 2023 and 2022 are summarized below:

	March 31, 2023	March 31, 2022
Salaries and benefits	$245	$220
Office and miscellaneous	133	97
	$378	$317

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

18 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with four (December 31, 2022 – two) counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited consolidated statement of financial position. At March 31, 2023, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2023, in the amount of $2,697 and working capital of $5,109 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2023, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,922	$10,922	$-	$-
Amounts due to related parties	67	67	-	-
Minimum rental and lease payments	849	105	346	398
Equipment loans	481	165	316	-
Finance lease obligations	2,925	1,523	1,402	-
Total	$15,244	$12,782	$2,064	$398

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

19 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2023		December 31, 2022
	MXN	CDN	MXN	CDN
Cash	$5,063	$219	$4,097	$250
Due from related parties	1,402	-	1,402	-
Long-term investments	-	1,984	-	2,365
Reclamation bonds	-	6	-	4
Amounts receivable	1,549	302	-	34
Accounts payable and accrued liabilities	(76,052)	(54)	(85,486)	(108)
Due to related parties	-	(195)	-	(135)
Finance lease obligations	(880)	(331)	(161)	(343)
Net exposure	(68,918)	1,931	(80,148)	2,067
US dollar equivalent	$(3,811)	$1,426	$(4,136)	$1,526

Based on the net US dollar denominated asset and liability exposures as at March 31, 2023, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2023, by approximately $251 (year ended December 31, 2022 - $275). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2023, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $17 (December 31, 2022 – loss of $65).

20 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2023, a 10% change in market prices would have an impact on net earnings (loss) of approximately $143 (December 31, 2022 - $175).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2023:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,697	$-	$-
Amounts receivable	-	2,015	-
Long-term investments	1,466	-	-
Total financial assets	$4,163	$2,015	$-
Financial liabilities
Warrant liability	-	-	(771)
Total financial liabilities	$-	$-	$(771)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at March 31, 2023, the Company’s Level 3 financial instruments consisted of the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the three months ended March 31, 2023 and the year ended December 31, 2022, see Note 13 of the condensed consolidated interim statements of operations.

21 | Page

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in the “Transactions with Related Parties” section.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2023	December 31, 2022
Not later than one year	$103	$105
Later than one year and not later than five years	347	347
Later than five years	375	398
	$825	$850

Office lease payments recognized as an expense during the three months ended March 31, 2023, totalled $4 (March 31, 2022 - $16).

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 10, 2023 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	119,195,457	-	-
Warrants (US$)	8,950,412	$0.80 - $1.09	0.37 – 0.38
Restricted Share Units (“RSUs”)	3,406,999	-	0.24 – 2.89
Stock options	6,626,000	C$0.79 - C$1.64	0.30 – 4.89
Fully diluted	138,178,868

The following are details of outstanding stock options as at March 31, 2023 and May 10, 2023:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2023)	Number of Shares Remaining Subject to Options (May 10, 2023)
August 28, 2023	C$1.30	105,000	105,000
August 21, 2024	C$0.79	126,000	126,000
August 4, 2025	C$1.64	1,680,000	1,680,000
March 25, 2027	C$1.20	2,340,000	2,340,000
May 4, 2027	C$0.92	25,000	25,000
March 29, 2028	C$1.12	2,370,000	2,370,000
Total:		6,626,000	6,626,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

The following are details of outstanding warrants as at March 31, 2023 and May 10, 2023:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31, 2023)	Number of Underlying Shares (May 10, 2023)
September 21, 2023	$1.09	7,000,000	7,000,000
September 25, 2023	$0.80	1,950,412	1,950,412
Total:		8,950,412	8,950,412

The following are details of outstanding RSUs as at March 31, 2023 and May 10, 2023:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2023)	Number of Shares Remaining Subject to RSUs (May 10, 2023)
August 4, 2023	412,666	412,666
March 25, 2025	1,185,333	1,185,333
March 29, 2026	1,809,000	1,809,000
Total:	3,406,999	3,406,999

Recent Accounting Pronouncements

Application of new and revised accounting standards:

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2023:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and has concluded that, based on its evaluation, that the Company’s disclosure controls and procedures were not effective as of March 31, 2023 due to a material weakness in internal control over financial reporting that was disclosed in our management’s discussion and analysis for the year ended December 31, 2022.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on this evaluation, management concluded that as of March 31, 2023, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) were ineffective as of March 31, 2023.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Remediation

The Company has begun implementing a remediation plan to address the material weakness described in the audited financial statements for the year ended December 31, 2022. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of the material weakness will be completed prior to the end of the year ended December 31, 2023.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 10, 2023. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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